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RISK FACTORS

The Company operates in a rapidly changing environment that involves a number of risks that may significantly affect the Company's results, some of which are beyond the Company's control. The following discussion highlights some of these risks, and others are discussed elsewhere herein and in other documents filed by the Company with the Securities and Exchange Commission.

Early Stage of the Company; Continuing Losses; Uncertainty of Future
Profitability

    Since its formation in January 1992, the Company has been engaged primarily in organizational and start-up activities, conducting research and development programs, recruiting officers and key scientists, and negotiating and consummating technology licensing and research agreements. The Company has no revenues from product sales and no history of manufacturing or marketing. To date, substantially all of its funding has been provided by contributions of capital made by its founders, sales of its stock and an initial payment from McNeil pursuant to the McNeil License Agreement. There can be no assurance that the Company will have any source of product revenue or that its operations will eventually generate sufficient revenues to achieve profitability. The Company has experienced losses since its inception. The Company had accumulated losses of approximately $7.0 million through December 31, 1996, and losses are continuing and are expected to continue for the foreseeable future. Therefore, the Company has a limited history upon which investors may base an evaluation of its likely performance. The Company's prospects must be considered in light of the problems, expenses, complications and delays frequently encountered in connection with the formation of a new business, the development of new pharmaceutical products, including obtaining the necessary regulatory approvals, the utilization of unproven technology and the competitive environment in which the Company plans to operate.

Uncertainty Associated with Pre-Clinical Studies and Clinical Trials

    In order to receive regulatory approval to sell its products commercially, the Company must demonstrate in pre-clinical studies and clinical trials that its potential products are safe and effective in humans. Although the results of the Company's initial pre-clinical studies and clinical trials to date have been encouraging, the results of initial pre-clinical studies and clinical trials are not by themselves predictive of results that will be obtained from subsequent or more extensive trials. Furthermore, there can be no assurance that clinical trials of products under development will demonstrate the safety and efficacy of such products to the extent necessary to obtain regulatory approvals. Many pharmaceutical companies have suffered significant setbacks in advanced clinical trials, even after promising results in earlier trials. The failure to adequately demonstrate the safety and efficacy of a product could delay or prevent regulatory approval of such product and could have a material adverse effect on the Company.

    The rate of completion of clinical trials is dependent upon, among other factors, the enrollment of patients. Patient accrual is a function of many factors, including the size of the patient population, the proximity of patients to clinical sites, the eligibility criteria for the study and the existence of competitive clinical trials. Delays in planned patient enrollment in the Company's current trials or future clinical trials may result in increased costs, program delays or both, which could have a material adverse effect on the Company. There can be no assurance that if clinical trials are completed the Company will be able to submit an NDA as scheduled or that any such application will be reviewed and approved by the FDA in a timely manner, or at all. See "Business -- Government Regulation."

Uncertainty of Market Acceptance

    Even if regulatory approvals are obtained, uncertainty exists as to whether the Company's products will be accepted by the market. A number of factors may limit the market acceptance of the Company's products, including the timing of regulatory approvals and market entry relative to competitive products, the availability of alternative products, the price of the Company's products relative to alternative products, the availability of third-party reimbursement and the extent of marketing efforts by third-party distributors or agents retained by the Company. There can be no assurance of the Company's ability, or the length of time required, to achieve market acceptance of the Company's products. In addition, certain of the Company's products contain narcotic ingredients that may require stringent record-keeping obligations, strict storage requirements and other limitations on such products' availability that may limit the commercial usage of such products.

Certain Risks Associated With the McNeil License Agreement

    The McNeil License Agreement extends until the later of the expiration of the Company's patent rights or ten years from the date of execution, provided that the McNeil License Agreement is terminable: (i) by either party in the





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event of a breach by the other party upon 90 days notice or upon certain events of bankruptcy; (ii) by McNeil, at any time after one year from the effective date of the agreement; and (iii) by the Company upon certain other circumstances. Under certain circumstances, the McNeil License Agreement could terminate with respect to either acetaminophen or NSAID products without terminating with respect to the other category. In the event of a termination by McNeil, McNeil must pay all royalty payments and milestone payments due, if any, through the date of termination and the technology licensed by McNeil reverts to the Company. In such event, the Company retains the rights to the results of the two clinical studies funded by the Company, and McNeil retains the rights to the results of the clinical studies funded by McNeil during the term of the McNeil License Agreement.

Competition and Technological Changes, Uncertainty and Obsolescence

    The Company's success will depend, in part, upon its ability to successfully achieve market share at the expense of existing and established products in the Company's target markets. The Company's products will be competing directly with the products of companies that are well-established and which may have a significantly higher degree of brand and name recognition and substantially more financial resources than those of the Company. The Company is also in competition with other pharmaceutical companies, hospitals, research organizations, individual scientists and non-profit organizations engaged in the development of new pain management pharmaceuticals. Many of these companies and entities have greater research and development capacities, experience, recognition and marketing, financial and managerial resources than the Company and represent significant competition for the Company. Also, the Company's competitors may succeed in developing competing technologies and obtaining FDA approval for products more rapidly than the Company. There can be no assurance that developments by others will not render the Company's products or technologies non-competitive or obsolete.

Government Regulation; No Assurance of United States or Foreign Regulatory Approval

    The FDA and comparable agencies in foreign countries impose substantial requirements on the introduction of therapeutic pharmaceutical products through lengthy and detailed laboratory and clinical testing and other costly and time-consuming procedures. Satisfaction of these requirements typically takes a number of years, varies substantially based upon the type, complexity and novelty of the pharmaceutical products and is subject to uncertainty. Government regulation also affects the manufacture and marketing of pharmaceutical products. Regulatory approvals, if granted, may include significant limitations on the indicated uses for which a product may be marketed. The FDA actively enforces regulations prohibiting marketing of products for non-indicated use. Failure to comply with applicable regulatory requirements can result in, among other things, government imposed fines, suspensions of approvals, seizures or recalls of products, operating restrictions and criminal prosecutions. Furthermore, changes in existing regulations or adoption of new regulations could prevent the Company from obtaining, or affect the timing of, future regulatory approvals. The effect of government regulation may be to delay marketing of the Company's new products for a considerable period of time, to impose costly procedures upon the Company's activities and to furnish a competitive advantage to larger companies that compete with the Company. There can be no assurance that FDA or other regulatory approval for any products developed by the Company will be granted on a timely basis, if at all. Any such delay in obtaining, or failure to obtain, such approvals would adversely affect the marketing of the Company's products and the ability to generate product revenue. The Company is also subject to certain DEA regulations, including restrictions on storage, transportation and administration, for its narcotic products. Government regulation may increase at any time, creating additional hurdles for the Company. The extent of potentially adverse government regulation which might arise from future legislation or administrative action cannot be predicted. See 'Business -- Government Regulation.'

Need for Additional Funds

    The amount and timing of the Company's expenditures will depend on the progress of its research and development, the cost and timing of regulatory approvals, general market conditions, relationships with potential strategic partners, changes in the focus and direction of the Company's research and development programs, competitive and technological advances and other factors. The Company's cash requirements may vary materially from those now planned and no assurance can be given that development costs will not exceed the amounts budgeted for such purposes. The Company may require additional funding for its research and product development programs, operating expenses, regulatory clearances and sales and marketing expenses. Adequate funds for these purposes, whether obtained through financial markets or through collaborative or other arrangements with partners or from other sources, may not be available when needed or on terms acceptable to the Company. Insufficient funds may require the Company to delay, scale back or eliminate certain of its research and development programs or to make arrangements with third parties to commercialize products or technologies that the Company would otherwise seek to develop itself. As a result, the Company may not be able to independently develop any or all of the products described in this Report.





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Limited Sales and Marketing Experience

    The Company intends to market and sell certain of its products, if successfully developed and approved, through a direct sales force in the United States. The Company currently has no marketing and sales staff, and has yet to establish any product distribution channels. In order to market its products directly, the Company must develop a sales force with technical expertise. There can be no assurance that the Company will be able to successfully establish a direct sales organization or distribution channels. Failure to establish a sales force capability in the U.S. may have a material adverse effect on the Company.

Reliance on Third-Party Manufacturers

    The Company currently uses, and expects to continue to use, outside contractors to manufacture drug supplies for its clinical trials. In addition, the Company currently intends to use outside contractors to manufacture products approved for sale, if any. There is no assurance that supplies from any such contractor will not be reduced or interrupted due to FDA and DEA regulatory requirements or other reasons. Such a reduction or interruption could have a material adverse effect on the Company's development and commercialization activities. The Company currently uses a single contract manufacturer for supplies of its most developmentally advanced product, MorphiDex'tm'. The regulatory qualification of additional suppliers may require significant time and expense. In addition, the acquisition of narcotics as components of certain of the Company's products is subject to quota restrictions imposed and administered by DEA. There is no assurance that the Company will be able to obtain its requested quantities of such narcotics.

Dependence on Qualified Personnel

    Because of the specialized scientific nature of the Company's business, the Company is highly dependent upon its ability to attract and retain qualified scientific and technical personnel. The loss of significant scientific and technical personnel or the failure to recruit additional key scientific and technical personnel could have a material adverse effect on the Company. While the Company has consulting agreements with certain key individuals and institutions and has employment agreements with its key executives, there can be no assurance that the Company will be successful in retaining such personnel or their services under existing agreements. The loss of John Lyle, the Company's Chief Executive Officer, could have a material adverse effect on the Company. The Company currently maintains a $6.0 million life insurance policy on Mr. Lyle. There is intense competition for qualified personnel in the areas of the Company's activities, and there can be no assurance that the Company will be able to continue to attract and retain the qualified personnel necessary for the development of its business.

Uncertain Ability to Protect Proprietary Technology

    The Company's success, competitive position and amount of potential future income will depend in part on its ability to obtain patent protection relating to the technologies, processes and products it is developing and may develop in the future. The Company's policy is to seek patent protection and enforce intellectual property rights. With respect to its products, the Company holds seven U.S. patent applications pending and has exclusive licenses for four issued U.S. patents, one pending U.S. patent application for which it has received a notice of allowance and five other U.S. patent applications pending. No assurance can be given that any patent issued or licensed to the Company will provide protection against competitive products or otherwise be commercially viable. In this regard, the patent position of pharmaceutical compounds and compositions is particularly uncertain. Even issued patents may later be modified or revoked by the PTO or in legal proceedings. Moreover, the Company believes that obtaining foreign patents may be more difficult than obtaining domestic patents because of differences in patent laws, and accordingly, its patent position may be stronger in the U.S. than abroad. In addition, foreign patents may be more difficult to protect and/or the remedies available may be less extensive than in the U.S. Patent applications in the U.S. are maintained in secrecy until patents issue and, since publication of discoveries in the scientific or patent literature tends to lag behind actual discoveries, the Company cannot be certain that it was the first creator of the inventions covered by pending patent applications or the first to file patent applications on such inventions. No assurance can be given that any of the Company's pending patent applications will be allowed, or if allowed, whether the scope of the claims allowed will be sufficient to protect the Company's products.

     The Company also expects to rely upon trade secrets, know-how, continuing technological innovations and licensing opportunities to develop and maintain its competitive position. There can be no assurance that others will not independently develop substantially equivalent proprietary information or be issued patents that may prevent the sale of the Company's products or know-how or require licensing and the payment of significant fees or royalties by the Company in order to produce its products. Moreover, there can be no assurance that the Company's technology does not infringe upon any valid claims of patents owned by others. If the Company were found to be infringing on a





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patent held by another, the Company might have to seek a license to use the patented technology. There can be no assurance that, if required, the Company would be able to obtain such a license on terms acceptable to the Company, if at all. If a legal action were to be brought against the Company or its licensors, the Company could incur substantial costs in defending itself, and there can be no assurance that such an action would be resolved in the Company's favor. If such a dispute were to be resolved against the Company, the Company could be subject to significant damages and the testing, manufacture or sale of one or more of the Company's technologies or proposed products, if developed, could be enjoined.

    No assurance can be given as to the degree of protection any patents will afford, whether patents will be issued or whether the Company will be able to avoid violating or infringing upon patents issued to others. Despite the use of confidentiality agreements and non-compete agreements, which themselves may be of limited effectiveness, it may be difficult for the Company to protect its trade secrets. See "Business -- Patents, Trade Secrets and Licenses" and "Risk Factors -- Dependence on Qualified Personnel."

Uncertain Availability of Health Care Reimbursement

    The Company's ability to commercialize its pain management products may depend in part on the extent to which reimbursement for the costs of such products will be available from government health administration authorities, private health insurers and others. There can be no assurance that third-party insurance coverage will be adequate for the Company to establish and maintain price levels sufficient for realization of an appropriate return on its investment. Government, private insurers and other third-party payers are increasingly attempting to contain health care costs by limiting both coverage and the level of reimbursement for new products approved for marketing by the FDA and by refusing, in some cases, to provide any coverage for uses of approved products for indications for which the FDA has not granted marketing approval. If adequate coverage and reimbursement levels are not provided by government and third-party payers for uses of the Company's products, the market acceptance of these products could be adversely affected.

No Product Liability Insurance

    The Company will be exposed to potential product liability risks, which are inherent in the testing, manufacturing and marketing of human therapeutic products. The Company is contractually obligated under certain of its license agreements to indemnify the individuals and/or institutions from whom it has licensed the technology against claims relating to the manufacture and sale of the products to be sold by the Company. McNeil, however, has agreed to indemnify the Company for third party claims or suits resulting from the manufacture, use or sale of the products pursuant to the McNeil License Agreement. The Company's indemnification liability, as well as direct liability to consumers for any defects in the products sold, could expose the Company to substantial risk and losses. The Company currently does not have any product liability insurance. The Company plans to purchase such product liability insurance as it deems appropriate prior to marketing its products. McNeil is required by the McNeil License Agreement to maintain product liability insurance and may self-insure to cover its indemnification obligations to the Company. However, there can be no assurance that the Company will be able to obtain or maintain such insurance on acceptable terms or that any insurance obtained will provide adequate coverage against potential liabilities.

Concentration of Ownership

    The Company's directors and officers beneficially own approximately 32% of the Company's Common Stock. In addition, the Company's largest stockholder, Unifina AG, and related investors control approximately 11% of the Common Stock. As a result, these stockholders, if they acted together, would have the ability to influence significantly the election of the Company's directors as well as the management and policies of the Company. This concentration of ownership may have the effect of delaying or preventing a change of control of the Company.

Possible Volatility of Stock Price

    The stock market has from time to time experienced significant price and volume fluctuations that may be unrelated to the operating performance of particular companies. In addition, the market price of the Common Stock may prove to be highly volatile. Announcements of technological innovations, regulatory matters or new commercial products by the Company or its competitors, developments or disputes concerning patent or proprietary rights, publicity regarding actual or potential clinical results relating to products under development by the Company or its competitors, regulatory developments in both the U.S. and foreign countries, public concern as to the safety of pharmaceutical products, and economic and other external factors, as well as period-to-period fluctuations in financial results, may have a significant impact on the market price of the Common Stock.





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Forward Looking Statements

    This report contains certain forward-looking statements within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934, as amended concerning the Company's operations, economic performance and financial conditions, including, in particular, the likelihood of the Company's success in developing and bringing to market the products which it currently has under development and its schedule for development. These statements are based upon a number of assumptions and estimates which are inherently subject to significant uncertainties and contingencies, many of which are beyond the control of the Company and reflect future business decisions which are subject to change many of these contingencies are described in "Risk Factors". Some of these assumptions inevitably will not materialize, and unanticipated events will occur which will affect the Company's results. Consequently, actual results will vary from the statements contained herein and such variance may be, and is likely to be, material. Prospective investors should not place undue reliance on this information.

Shares Eligible for Future Sale

    No shares of Common Stock, other than the 3,625,000 shares of Common Stock sold in the Company's initial public offering, are eligible for resale in the public market without restriction prior to March 31, 1997, after taking into consideration the effect of lock-up agreements entered into by all officers, directors and other stockholders of the Company. On March 31, 1997, approximately 11,840,358 additional shares of Common Stock will become eligible for resale in the public market, subject as to certain of such shares to compliance with applicable provisions of Rules 144 and 701.

    The Series B Preferred Stock is convertible into an aggregate of 100,000 shares of Common Stock, subject to customary anti-dilution adjustments, at any time after February 1, 1997. The initial holder of the Series B Preferred Stock has the right to require the Company to register the resale of the Common Stock that such holders receive upon conversion of the Series B Preferred Stock into Common Stock. If any such stockholders cause a large number of shares to be sold in the public market, such sales may have an adverse effect on the market price of the Common Stock and the Company's ability to raise capital.

Dilution; Absence of Dividends

    The Company has never declared or paid any cash dividends on its capital stock. The Company currently intends to retain earnings, if any, to support its growth strategy and does not anticipate paying cash dividends in the foreseeable future. Payment of future dividends, if any, will be at the discretion of the Company's Board of Directors after taking into account various factors, including the Company's financial condition, operating results, current and anticipated cash needs and plans for expansion.

Effect of Anti-Takeover Provisions

    The Company's Amended and Restated Certificate of Incorporation provides for a classified Board of Directors and that members of the Board of Directors may be removed only for cause upon the affirmative vote of holders of at least a majority of the shares of capital stock of the Company entitled to vote. The Company's Amended and Restated Certificate of Incorporation requires that any action required or permitted to be taken by stockholders of the Company must be effected at a duly called annual or special meeting of stockholders and may not be effected by any consent in writing, and will require reasonable advance notice by a stockholder of a proposal or director nomination which such stockholder desires to present at any annual or special meeting of stockholders. Special meetings of stockholders may be called only by the Chief Executive Officer or, if none, the President of the Company or by the Board of Directors. In addition, the Board of Directors has the authority, without further action by the stockholders, to fix the rights and preferences of, and issue shares of, Preferred Stock. The Company is subject to the anti-takeover provisions of
Section 203 of the Delaware General Corporation Law, which prohibits the Company from engaging in a 'business combination' with an 'interested stockholder' for a period of three years after the date of the transaction in which the person first becomes an 'interested stockholder,' unless the business combination is approved in a prescribed manner. The application of these provisions could have the effect of delaying or preventing a change of control of the Company. Certain other provisions of the Company's Amended and Restated Certificate of Incorporation could also have the effect of delaying or preventing changes of control or management of the Company, which could adversely affect the market price of the Common Stock.